Exhibit 99.1

SuperCom Reports Financial Results for the Third Quarter of 2018 with $1.8 million in EBITDA, 30% EBITDA Margin, and Non-GAAP EPS $0.09

For First Three Quarters of 2018: Non-GAAP EBITDA of $4.7 million and Non-GAAP EPS $0.23

Herzliya, Israel, November 14, 2018 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, reported results for the third quarter of 2018.

Nine Months Ended September 30, 2018 Financial Highlights (Compared to the Prior Year Period)

•	Revenue decreased to $19.9 million from $25.5 million.

•	Gross Profit decreased $11.1 million from 11.6 million.

•	Non-GAAP Gross Margin increased to 56% from 45.5%.

•	Non-GAAP core operating expenses improved by 34% to $9.4 million from $14.3 million.

•	EBITDA improved to $4.7 million compared to $3.3 million.

•	Non-GAAP Net Profit improved to $3.5 million or $0.23 per share from $2.1 million or $0.14 per share.

•	Working Capital increased to $18.6 million from $15.9 million.

•	Current Ratio increased to 2.5 from 2

Third Quarter 2018 Financial Highlights (Compared to the Third Quarter of 2017)

•	Revenue decreased to $6.1 million from $9.6 million.

•	Non-GAAP Gross Margin increased to 58.8% from 48%.

•	Non-GAAP core operating expenses improved by 41% to $2.5 million from $4.2 million.

•	EBITDA decreased to $1.8 million compared to $2.4 million.

•	EBITDA Margin increased to 30% compared to 25%.

•	Non-GAAP Net Profit decreased to $1.4 million or $0.09 per share from $2 million or $0.14 per share.

Management Commentary

“We are excited to share our third quarter 2018 results, representing our very hard work optimizing our operational cost structure to record levels since 2015 with EBITDA margins as high as 30% and quarterly core Non-GAAP operating expenses as low as $2.5 million,” commented Arie Trabelsi, President and CEO of SuperCom. “We have also been successful in securing a $20 million credit facility from a large US investment management firm, allowing us to grow our working capital to properly deploy our numerous ongoing multi-year projects as well as signal to potential customers and partners that we have capacity to do even more.”

“With a steady base of recurring revenues globally, a growing targeted pipeline of opportunities across our three business segments, a lean operating cost structure, and strong financial backing, we are poised to grow our top line and cash flow generation in 2019 and in years to come,” concluded Mr. Trabelsi.

First Three Quarters of 2018 and Recent Operational Highlights:

General:

•	Secured a $20 million credit facility from funds managed by affiliates of Fortress Investment Group LLC, a highly diversified global investment manager with approximately $41.4 billion of assets under management. The facility is expected mainly to help support working capital and growth of the business operations.

•	Reached a record low operating expense structure since 2015 with core Non-GAAP operating expenses of approximately $2.5 million in Q3 2018, providing a lean operating base for continued profitability.

e-Gov:

•	In April 2018, signed a new contract worth approximately $4 million in value with an existing national government customer in Africa. Built around SuperCom's Magna platform, the deployment will allow for quick expansion of additional e-Gov modules, which would lead to potential increases in the overall contract size. The majority of the new contract is expected to be recognized over the next two years and will grow SuperCom's steady-state recurring revenues.

•	Continued progress on national project deployments as well as transition of recent projects in Africa into Steady State.

IoT and Connectivity:

•	In January 2018, secured an additional contract to provide PureSecurity EM Suite in Idaho.

•	In March 2018, secured an additional contract to provide PureSecurity EM Suite in South Carolina.

•	In April 2018, secured an additional contract to provide PureSecurity EM Suite in eastern Texas to an established service provider.

•	In April 2018, awarded a $7 million project with the national government of Sweden to deploy PureSecurity EM Suite.

•	In June 2018, announced the deployment of an innovative protection from domestic violence project with the Sweden national police, an additional national EM project win in Sweden.

•	In November 2018, secured an additional contract to provide PureSecurity EM Suite in Minnesota and surrounding regions.

•	Continued progress on 13 EM project deployments, including those in Europe, Canada and the USA.

Cyber Security:

•	Safend continued to close deals with sizable enterprise customers in various locations globally, each with orders above $100 thousand in value.

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware to be incorporated into the Safend cyber security platform.

SuperCom management will host the conference call, followed by a question and answer period.

Date: Wednesday, November 14, 2018

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. toll-free: 877-407-9124 Israel toll-free: 180-940-6247 International: 201-689-8584

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact: Ordan Trabelsi, President, Americas Tel: 1-212-675-4606

ordan@supercom.com

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 21, 2017. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

SUPERCOM LTD. CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2018	2017
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	1,786	1,037
Restricted bank deposits	1,291	1,063
Trade receivable, net	17,724	12,456
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	543	2,698
Inventories, net	4,825	4,876
Total current assets	31,452	27,413
LONG-TERM ASSETS
Severance pay funds	306	319
Deferred tax long term	4,888	4,505
Customer Contracts	2,873	3,640
Software and other IP	4,456	5,006
Other Asset, net	5,447	5,071
Goodwill	7,026	7,026
Property & equipment, net	896	1,218
Total long-term assets:	25,892	26,785
Total Assets	57,344	54,198

CURRENT LIABILITIES
Short-term Bank credit	0	738
Trade payables	3,055	5,838
Employees and payroll accruals	4,106	4,910
Related parties	187	61
Accrued expenses and other liabilities	3,517	3,739
Deferred revenues ST	970	1,511
Short-term liability for future earn-out	1,039	1,163
Total current liabilities	12,874	17,960
LONG-TERM LIABILITIES
Long-term bank loan	0	0
Long-term loan	5,000	0
Accrued severance pay	563	585
Related Parties	3,825	2,082
Deferred tax liability	0	49
Deferred revenues	796	668
Long-term liability for future earn-out	95	147
Total long-term liabilities	10,279	3,531
SHAREHOLDERS' EQUITY:
Ordinary shares	1,026	1,026
Additional paid-in capital	83,810	82,157
Accumulated deficit	(50,646)	(50,476)
Total shareholders' equity	34,191	32,707
Total liabilities and equity	57,344	54,198

SUPERCOM LTD. CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	3 months ended
	September 30 2018	September 30 2017
	Unaudited	Unaudited
REVENUES	6,082	9,638
COST OF REVENUES	2,676	4,512
GROSS PROFIT (LOSS)	3,406	5,126
OPERATING EXPENSES:
Research and development	1,034	1,695
Selling and marketing	1,050	1,724
General and administrative	1,075	1,202
Other expense (Income)	(31)	(87)
Total operating expenses	3,128	4,534
OPERATING INCOME	278	592
FINANCIAL INCOME (EXPENSES), NET	(348)	(31	(
INCOME BEFORE INCOME TAX	(70)	561
INCOME TAX BENEFIT (EXPENSES )	188	53
NET PROFIT(LOSS) FOR THE PERIOD	118	614

EPS Basic	0.01	0.04
EPS Diluted	0.01	0.04
Weighted average number of ordinary shares used in computingbasic income per share	14,980,006	14,938,339
Weighted average number of ordinary shares used in computingdiluted income per share	15,028,339	15,017,308

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	3 months ended
	September 30,2018	September 30, 2017
	Unaudited	Unaudited
GAAP gross profit	3,406	5,126
Amortization of Software and IP	153	154
Stock-based compensation expenses	19	36
Non-GAAP gross profit	3,578	5,316
GAAP operating Income	278	592
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	1081	1053
Foreign Currency Loss	367	429
Non-GAAP operating Income	1726	2,074

GAAP net PROFIT	118	614
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	1081	1053
Foreign Currency Loss	367	429
Income tax expense (benefit)	(188)	(53)
Non-GAAP net Profit	1,378	2,043
Non-GAAP EPS	0.09	0.14
NET PROFIT )LOSS( FOR THE PERIOD	118	614
Income tax expenses (benefit), net	(188)	(53)
Financial expenses (income), net	348	31
Depreciation, amortization and stock-based compensation expenses	1,169	1,398
Foreign Currency Loss	367	429
EBITDA *	1,814	2,419
* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD. CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	9 months ended
	September 30 2018	September 30 2017
	Unaudited	Unaudited
REVENUES	19,857	25,467
COST OF REVENUES	8,730	13,868
GROSS PROFIT (LOSS)	11,127	11,599
OPERATING EXPENSES:
Research and development	3,578	5,336
Selling and marketing	4,232	5,995
General and administrative	3,677	4,393
Other expenses(Income)	152	(2,404)
Total operating expenses	11,639	13,320
OPERATING LOSS	(512)	(1,721)
FINANCIAL INCOME (EXPENSES), NET	(70)	(433)
LOSS BEFORE INCOME TAX	(582)	(2,154)
INCOME TAX BENEFIT	413	111
NET LOSS FOR THE PERIOD	(169)	(2,043)

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	9 months ended
	September 30,2018	September 30, 2017
	Unaudited	Unaudited
GAAP gross profit	11,127	11.599
Amortization of Software and IP	460	460
Stock-based compensation expenses	78	153
Non-GAAP gross profit	11,665	12,212
GAAP operating Loss	(512)	(1,721)
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	2,897	2,883
Foreign Currency Loss	1,154	1,330
Non-GAAP operating Income(Loss)	3,539	2,492

GAAP net Income (Loss)	(169)	(2,043)
Amortization of Software/IP, Customer Contracts and Brand, and Stock- based compensation expenses	2,897	2,883
Foreign Currency Loss	1,154	1330
Income tax expense (benefit)	(413)	(111)
Non-GAAP net Income(Loss)	3,469	2,059
Non-GAAP EPS	0.23	0.14
NET LOSS FOR THE PERIOD	(169)	(2,043)
Income tax expenses (benefit), net	(413)	(111)
Financial expenses (income), net	70	433
Depreciation, amortization and stock-based compensation expenses	4,055	3,673
Foreign Currency Loss	1,154	1,330
EBITDA *	4,697	3,282
* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.